United States securities and exchange commission logo





                             May 11, 2023

       Elijio V. Serrano
       Chief Financial Officer
       TETRA Technologies, Inc.
       24955 Interstate 45 North
       The Woodlands, Texas 77380

                                                        Re: TETRA Technologies,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-13455

       Dear Elijio V. Serrano:

              We have reviewed your April 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 29, 2023 letter.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 32

   1. We note that you proposed disclosure in response to prior comment 3 stating that you exclude exploration and
development costs and long-term incentive expense from
                                                        Adjusted EBITDA because
such costs    do not relate    to your current business
                                                        operations or are
considered to be    outside of normal operations,    although you do not
                                                        explain how the
associated costs, which appear related to pursuing business strategy and compensating employees,
would be properly characterized in this manner.

                                                        As described, and
noting corresponding additional charges in your recent interim report, the costs appear to be
normal and recurring. As such, adjustments to exclude these costs
 Elijio V. Serrano
TETRA Technologies, Inc.
May 11, 2023
Page 2
         appear to be inconsistent with your description of the measure and stated rationale for presenting the measure. Under these circumstances, it appears that you should revise to remove the adjustments in computing your non-GAAP measure.

         However, if you are able to address the concerns outlined in the answer to Question
         100.01 of our Non-GAAP C&DI's with substantive details, and clarify how the costs are isolated from your principal business operations and unrelated to your business strategy and revenue generating activities, we will further consider your position.

         For example, describe the intent and purpose of the incentive awards, the criteria governing vesting over the three-year period in which they are earned, and explain how you determined that the awards do not incentivize employees to remain with or advance the interests of the company, if this is your view.
      You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Robert Babula, Staff
Accountant, at 202-551-3339 with any questions



FirstName LastNameElijio V. Serrano                           Sincerely,
Comapany NameTETRA Technologies, Inc.
                                                              Division of
Corporation Finance
May 11, 2023 Page 2                                           Office of Energy
& Transportation
FirstName LastName